 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Eagle Bulk Shipping Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2187A127
(CUSIP Number)

George Travers
GoldenTree Asset Management LP
300 Park Avenue, 21st Floor
New York, NY 10022
 (212) 847-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

May 26, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2187A127	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 69,890,003
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 69,890,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,890,003
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA
Note: All share numbers on these pages reflect delivery of the shares required to be issued pursuant to the Second Lien Loan Agreement. See Item 4 of the Schedule 13D filed by the Reporting Persons on April 11, 2016.
*Beneficial ownership based on 382,875,040 shares of Common Stock outstanding following delivery of all shares required to be issued pursuant to the Second Lien Loan Agreement. See Items 4 and 5 of the Schedule 13D filed by the Reporting Persons on April 11, 2016.

CUSIP No. Y2187A127	Page 3 of 8 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 69,890,003
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 69,890,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,890,003
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
Note: All share numbers on these pages reflect delivery of the shares required to be issued pursuant to the Second Lien Loan Agreement. See Item 4 of the Schedule 13D filed by the Reporting Persons on April 11, 2016.
*Beneficial ownership based on 382,875,040 shares of Common Stock outstanding following delivery of all shares required to be issued pursuant to the Second Lien Loan Agreement. See Items 4 and 5 of the Schedule 13D filed by the Reporting Persons on April 11, 2016.

CUSIP No. Y2187A127	Page 4 of 8 Pages
1	NAME OF REPORTING PERSON STEVEN A. TANANBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,285,632
8	SHARED VOTING POWER 71,175,635
9	SOLE DISPOSITIVE POWER 1,285,632
10	SHARED DISPOSITIVE POWER 71,175,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,175,635
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
Note: All share numbers on these pages reflect delivery of the shares required to be issued pursuant to the Second Lien Loan Agreement. See Item 4 of the Schedule 13D filed by the Reporting Persons on April 11, 2016.
*Beneficial ownership based on 382,875,040 shares of Common Stock outstanding following delivery of all shares required to be issued pursuant to the Second Lien Loan Agreement. See Items 4 and 5 of the Schedule 13D filed by the Reporting Persons on April 11, 2016.

Introductory Statement

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on April 11, 2016 (the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Eagle Bulk Shipping Inc., a Marshall Islands corporation (the “Company”).  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.  Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 is amended and supplemented by adding thereto the following:
The information contained in Item 6 of this Amendment is incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is amended and supplemented by adding thereto the following:
On May 26, 2016, the Company, the Foundation, certain Funds, and certain other investors named therein entered into a Preferred Stock Purchase Agreement dated May 26, 2016 (the “Purchase Agreement”), pursuant to which the Foundation and such Funds agreed to purchase an aggregate of 1,685 shares of Cumulative Redeemable Series A Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”) for an aggregate purchase price of $1,668,150.00.  The closing under the Purchase Agreement is subject to the conditions specified therein.  The Foundation and such Funds may terminate their obligations under the Purchase Agreement if the transactions contemplated thereby fail to close on or prior to August 1, 2016.
The foregoing description of the Purchase Agreement is qualified by reference to the Purchase Agreement, see Exhibit 99.1 hereto.
Item 7. Material to be filed as Exhibits.

Exhibit 99.1 – Preferred Stock Purchase Agreement, dated May 26, 2016 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed May 27, 2016).

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: May 31, 2016

By:	/s/ Steven A. Tananbaum
Steven A. Tananbaum, individually and as senior managing member of GoldenTree Asset Management LLC for itself and as the general partner of GoldenTree Asset Management LP